FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                              For November 20, 2007


                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)


                        17B Edificio Comercial Rodrigues
                          599 Avenida Da Praia Grande,
                                  Macao, China
                    (Address of principal executive offices)

                                          Contact:
                                          John G. Nesbett
                                          Institutional Marketing Services (IMS)
                                          203.972.9200
                                          jnesbett@institutionalms.com


            DESWELL INDUSTRIES, INC. ANNOUNCES SECOND QUARTER RESULTS

                - 7.6% Increase in Net Sales in Second Quarter -

      - Company also Announces Second Quarter Dividend of $0.10 Per Share-


MACAO (November 20, 2007) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter and six months ended September 30, 2007.

Deswell reported net sales for the second quarter ended September 30, 2007 of $38.4 million, compared to $35.7 million for the same quarter of 2006, an increase of 7.6%. Operating income totaled $1.7 million, compared to $4.0 million for the same quarter of 2006, a decrease of 57.7%. Net income for the quarter decreased 51.2% to $1.8 million compared to $3.6 million for the year-ago quarter. Basic and diluted net income per share for the quarter decreased to $0.11 and $0.11, respectively (based on 15,428,000 and 15,496,000 weighted average shares outstanding, respectively), compared to $0.24 and $0.24, respectively (based on 14,938,000 and 15,005,000 weighted average shares outstanding, respectively), for the quarter ended September 30, 2006.

Total gross margin decreased to 17.4% in the quarter ended September 30, 2007 from 24.8% in the same quarter last year. Gross profit in the plastic segment decreased to 25.4% of net sales for the quarter ended September 30, 2007 compared to 35.6% of net sales for the year-ago quarter. The decreased gross margin was mainly due to the combination of a change in customer and product mix as compared with last year's quarter, an increase in labor rate of 17.2% and increased overhead cost of 2.7% of net sales as compared with the year-ago quarter due to an approximately 5.8% appreciation in Chinese renminbi currency since the year-ago quarter.

Gross profit in the electronic and metallic segment decreased to 11.6% of net sales for the quarter ended September 30, 2007 compared to 15.0% of net sales for the year-ago quarter. The decrease was mainly attributable to the combined effect of the change in customer and product mix, and the increased material pricing pressure on some of our electronic materials; an increased labor rate of 22.7% as compared with last year's corresponding quarter; the increased in value added tax cost and an average of 5.8% appreciation in Chinese renminbi currency where most of our direct overhead and increased local material sourcing are denominated, as compared with last year.

Net sales for the six months ended September 30, 2007 were $76.9 million, an increase of 14.0%, compared to sales of $67.4 million for the corresponding period in 2006. Operating income decreased 36.4% to $5.0 million, compared to $7.8 million in the first six months of fiscal 2007, and net income decreased 30.5% to $4.9 million, compared to $7.0 million in the first six months of fiscal 2007. Basic and diluted net income per share for the six months decreased to $0.32 and $0.32, respectively (based on 15,244,000 and 15,287,000 weighted average shares outstanding, respectively), compared to $0.47 and $0.47, respectively (based on 14,931,000 and 14,959,000 weighted average shares outstanding, respectively), for the six months ended September 30, 2006.

The Company's balance sheet remains strong, with cash and cash equivalents on September 30, 2007 totaling $16.5 million, compared to $24.5 million on March 31, 2007. Working capital totaled $57.5 million as of September 30, 2007, versus $58.7 million as of March 31, 2007. The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, "While we saw modest overall revenue improvement, margins continue to be impacted by high raw material and component costs, increasing labor rates and the increased value of the Chinese Renminbi. Furthermore, higher value added tax rates were imposed by the government of People's Republic of China for different categories of export products in the first quarter of fiscal 2008."

Mr. Tse continued, "To help absorb the higher costs, we recently initiated price increases across our business. Additionally, we have made capital investments in our electronic and metals operation to service and attract new higher margin projects while also looking to discontinue some lower margin business. We also expect a slight headcount reduction in the upcoming quarter."

Second-Quarter Dividends
------------------------

The Company also announced that on November 16, 2007 its board of directors declared a dividend of $0.10 per share for the second quarter. The dividend will be payable on December 18, 2007 to shareholders of record as of November 30, 2007.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

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
DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)

                                              Quarter ended                         Six months ended
                                              September 30,                           September 30
                                   ---------------------------------------------------------------------------
                                         2007                2006                2007                2006
                                   ----------------    ---------------     ---------------     ---------------
                                               (Unaudited)                             (Unaudited)

Net sales                          $        38,414     $        35,715     $        76,866     $        67,404
Cost of sales                               31,716              26,850              63,406              50,093
                                   ----------------    ---------------     ---------------     ---------------
Gross profit                                 6,698               8,865              13,460              17,311
Selling, general and
 administrative expenses                     4,642               4,892               9,110               9,558
Other income/(expenses), net                  (375)                  -                 635                  86
                                   ----------------    ---------------     ---------------     ---------------
Operating income                             1,681               3,973               4,985               7,839
Interest expense                                 -                   -                   -                   -
Non-operating income/(expenses),
 net                                           147                 143                 382                 244
                                   ----------------    ---------------     ---------------     ---------------
Income before income taxes                   1,828               4,116               5,367               8,083
Income taxes                                    75                 394                 273                 545
                                   ----------------    ---------------     ---------------     ---------------
Income before minority interests             1,753               3,722               5,094               7,538
Minority interests                              (2)                125                 228                 538
                                   ----------------    ---------------     ---------------     ---------------
Net income                                   1,755               3,597               4,866               7,000

Other comprehensive income
Foreign currency translation
 adjustment                                      -                 170                   -                 710
                                   ----------------    ---------------     ---------------     ---------------
Comprehensive income               $         1,755     $         3,767     $         4,866     $         7,710
                                   ================    ===============     ===============     ===============

Net income per share (note 3)
Basic:
Net income per share               $          0.11     $          0.24     $          0.32     $          0.47
                                   ================    ===============     ===============     ===============
Weighted average common shares
 outstanding (in thousands)                 15,428              14,938              15,244              14,931
                                   ================    ===============     ===============     ===============

Diluted:
Net income per share (note 3)      $          0.11     $          0.24     $          0.32     $          0.47
                                   ================    ===============     ===============     ===============
Weighted average common shares
 outstanding (in thousands)                 15,496              15,005              15,287              14,959
                                   ================    ===============     ===============     ===============

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
DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                        September 30,        March 31,
                                                            2007              2007
                                                            ----              ----
                                                         (Unaudited)          (Audited)
ASSETS

Current assets:
     Cash and cash equivalents                         $        16,512     $        24,549
     Restricted cash                                                 -                   -
     Marketable securities                                         196                 107
     Accounts receivable, net                                   28,506              21,063
     Inventories                                                27,812              29,495
     Prepaid expenses and other current assets                   6,110               4,999
     Income taxes receivable                                         -                 130
                                                       ---------------     ---------------
           Total current assets                                 79,136              80,343
Property, plant and equipment - net                             60,904              60,157
Goodwill                                                           389                 710
                                                       ---------------     ---------------
           Total assets                                $       140,429     $       141,210
                                                       ===============     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                  $        15,486     $        15,865
     Customer deposits and accrued expenses                      5,534               5,035
     Income taxes payable                                          324                 450
     Deferred income taxes liability                               320                 321
                                                       ---------------     ---------------
           Total current liabilities                            21,664              21,671
                                                       ---------------     ---------------
Minority interests                                                   -               7,884
                                                       ===============     ===============

Shareholders' equity
     Common stock
     -  authorized 30,000,000 shares; issued and
        outstanding 15,790,810 shares at September 30,
        2007 and 15,038,730 at March 31, 2007                   49,923              42,393
     Additional paid-in capital                                  7,404               7,601
     Accumulated other comprehensive income                      1,276               1,106
     Retained earnings                                          60,162              60,555
                                                       ---------------     ---------------
           Total shareholders' equity                          118,765             111,655
                                                       ---------------     ---------------
           Total liabilities and shareholders' equity  $       140,429     $       141,210
                                                       ===============     ===============

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
DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )

                                                                                     Six months ended
                                                                                       September 30,
                                                                                2007               2006
                                                                                ----               ----
Cash flows from operating activities:
     Net income                                                            $         4,866     $         7,000
     Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation and amortization                                             2,982               2,575
           (Gain)/loss on sale of property, plant and equipment                         22                (148)
           Unrealized holding loss on marketable securities                            (90)                 46
           Stock-based compensation cost                                                 -                 820
Impairment loss on goodwill                                                            318                   -
           Minority interests                                                          228                 557
           Deferred income tax                                                           -                 294
           Changes in current assets and liabilities:
             Accounts receivable                                                    (7,585)            (11,959)
             Inventories                                                             1,527              (9,432)
             Prepaid expenses and other current assets                              (1,140)               (423)
             Income taxes receivable                                                   129                 (41)
             Accounts payable                                                         (282)              9,560
             Customer deposits and accrued expenses                                    526               1,742
             In income taxes payable                                                  (124)                 35
                                                                           ---------------     ---------------
     Net cash provided by operating activities                                       1,377                 626
                                                                           ---------------     ---------------

Cash flows from investing activities
         Purchase of property, plant and equipment                                  (3,896)             (5,330)
Acquisition of minority interest in a subbsidiary                                     (414)                  -
         Proceeds from disposal of property, plant and equipment                       128                 362
                                                                           ---------------     ---------------
   Net cash used in investing activities                                            (4,182)             (4,968)
                                                                           ---------------     ---------------

Cash flows from financing activities
     Dividend paid                                                                  (5,259)             (6,718)
     Common stock issued                                                               991                 124
     Decrease in restricted cash                                                         -                 649
                                                                           ---------------     ---------------

           Net cash used in financing activities                                    (4,268)             (5,945)
                                                                           ---------------     ---------------

Cash effect of exchange rate changes                                                  (964)                132

Net decrease in cash and cash equivalents                                           (8,037)            (10,155)
Cash and cash equivalents, at beginning of period                                   24,549              25,369
                                                                           ---------------     ---------------
Cash and cash equivalents, at end of period                                         16,512              15,214
                                                                           ===============     ===============

Supplementary disclosures of cashflow information:
     Cash paid during the period for:
           Interest                                                                      -                   -
           Income taxes                                                                145                 256
                                                                           ===============     ===============

Supplementary disclosures of significant non-cash transactions:
     Issuance of common stock in connection of acquisition of
        Additional 24% shareholdings of a subsidiary                                 6,342                   -
     Fair value adjustment on net assets acquired over acquisition
        cost of additional 24% shareholdings of a subsidiary                         1,314                   -
                                                                           ===============     ===============

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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.   Management's Statement

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2007 and March 31, 2007, the results of operations for the six months ended September 30, 2007 and September 30, 2006, and the cash flows for the six months ended September 30, 2007 and September 30, 2006. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on August 1, 2007 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.   Inventories

                                         September 30,         March 31,
                                             2007                2007
                                        ---------------     ---------------
     Inventories by major categories:

           Raw materials                $        16,503     $        13,196
           Work in progress                       6,046              10,227
           Finished goods                         5,263               6,072
                                        ---------------     ---------------
                                        $        27,812     $        29,495
                                        ===============     ===============

3.   Net Income Per Share

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

     The basic net income per share is computed by dividing net income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the six months ended September 30, 2007 and 2006 were both from the Company's continuing operations.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.

Quarter Ended September 30, 2007 Compared to Quarter Ended September 30, 2006
-----------------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended September 30, 2007 were $38,414,000, an increase of $2,699,000 or 7.6% as compared to the corresponding period in 2006. The increase was related to increase in sales at our electronic and metallic segment of $3,570,000 offset by the decrease in sales at our plastic segment of $871,000. This represented an increase of 19.2% and a decrease of 5.1% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $4,875,000 which was partly due to customers delaying the progress of new model productions, offsetting the increase in orders from other existing customers of $4,004,000, out of which $2,854,000 was related to electronic entertainment products.

The revenue increase in our electronics and metallic segment was mainly due to the increase in orders from OEM products from existing and new customers of $6,572,000 and $586,000 respectively, of which the increase in orders of $4,264,000 and $2,575,000 were related to professional audio equipments and telecommunication equipments respectively. These increases, together with the increase in distribution sales of $203,000 offset the decrease in orders of electronics and metallic products from existing customers of $3,476,000 and $315,000 respectively.

Gross Profit - The gross profit for the quarter ended September 30, 2007 was $6,698,000, representing a gross profit margin of 17.4%. This compares with the overall gross profit and gross profit margin of $8,865,000 or 24.8% for the quarter ended September 30, 2006.

Gross profit in the plastic segment decreased by $1,955,000 to $4,123,000 or 25.4% of net sales, for the quarter ended September 30, 2007 compared to $6,078,000 or 35.6% of net sales, for the quarter ended September 30, 2006. This was mainly attributed to the combined effect of change in customer and product mix and increased plastic resin cost as compared with last year's quarter, an increased labor rate of 17.2% and increased overhead cost of 2.7% of net sales as compared with the year-ago quarter due to an approximately 5.8% appreciation in Chinese renminbi currency where most of our direct overhead is denominated, as compared with the quarter last year.

Gross profit in the electronic & metallic segment decreased by $212,000 to $2,575,000 or 11.6% of net sales, for the quarter ended September 30, 2007 compared to $2,787,000 or 15.0% of net sales, for the same period last year. This was mainly attributed to a combined effect of the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an increase labor rate of 22.7% as compared with last year's corresponding quarter; the increased in value added tax cost as a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 5.8% appreciation in Chinese renminbi currency where most of our direct overheads and increased local material sourcing are denominated, as compared with last year.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Selling, general and administrative expenses - SG&A expenses for the quarter ended September 30, 2007 were $4,642,000, amounting to 12.1% of total net sales, as compared to $4,892,000 or 13.7% of total net sales for the quarter ended September 30, 2006. There was a decrease in selling, general and administrative expenses of $250,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $60,000 or 2.3% to $2,497,000 or 15.4% of net sales, for the quarter ended September 30, 2007 compared to $2,557,000 or 15.0% of net sales, for the corresponding period in 2006. The decrease was primarily related to the decrease in director remuneration of $361,000 offsetting increase in staff cost of $161,000, depreciation expense of $54,000 and selling expenses of $28,000 as compared with last year quarter.

The SG&A expenses in the electronic & metallic segment decreased by $190,000 or 8.1% to $2,145,000 or 9.7% of net sales, for the quarter ended September 30, 2007 compared to $2,335,000 or 12.5% of net sales for corresponding quarter in 2006. The decrease was primarily related to the decrease in staff cost and welfare expenses of $92,000, selling expenses of $26,000 and tightened control on other expenses of $72,000 as compared with the year-ago quarter.

Other operating expenses - Other operating expenses were $375,000 for the quarter ended September 30, 2007, an increase of $375,000 as compared with last year quarter.

On a segment basis, other operating income attributable to the plastic segment was $8,000, as compared with other operating income of $6,000 for the quarter in last year. The net increase was mainly attributable to the increase in exchange gain of $37,000 and a write back of allowance for doubtful receivables of $15,000, offsetting the increase in exchange loss on of $42,000.

Other operating expenses attributable to the electronic & metallic segment was $383,000, an increase of $377,000 as compared with other operating expense of $6,000 for year-ago quarter. This increase was mainly attributable to impairment in goodwill relating to the metallic division of $318,000 in this quarter and the increase in exchange loss of $95,000 offsetting increase in scrap sale income of $18,000 as compared with the year-ago quarter.

Operating income - Operating income was $1,681,000 for the quarter ended September 30, 2007, a decrease of $2,292,000 or 57.7% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division decreased $1,893,000 to $1,634,000 or 10.1% of net sales, in quarter ended September 30, 2007 compared to $3,527,000 or 20.6% of net sales for the corresponding quarter in 2006. The decrease in operating income was attributable to the decrease in gross profit offsetting the decrease in SG&A expenses as described above.

The operating income of electronic & metallic segment decreased $399,000 to $47,000 or 0.2% of net sales, in the quarter ended September 30, 2007 compared to $446,000 or 2.4% of net sales for the corresponding quarter in 2006. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

Non-operating income - Non-operating income for the quarter increased by $4,000 to $147,000 for the quarter ended September 30, 2007 as compared with other non-operating income of $143,000 in the year-ago quarter . This is mainly attributed to the increase in interest income of $8,000 and unrealized gain on securities revaluation of $8,000 during the quarter offsetting the decrease in rental income of $13,000 in the quarter ended September 30, 2006.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Taxes - Income taxes expenses for the quarter was $75,000, a decrease of $319,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment decreased $375,000 to $69,000 for the quarter ended September 30, 2007. The decrease was mainly attributed to the additional tax provision made in the last year quarter for a subsidiary upon its assessment of completion of its two years tax exemption for the calendar years ended December 1, 2004 and 2005. Whereas the income tax expenses for the electronic & metallic segment increased $56,000 to $6,000 for the quarter ended September 30, 2007, respectively.

Minority Interest - There was no minority interests at September 30, 2007 whereas the minority interests in last year quarter represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%. As a result of the decrease in minority interest in Deswell's electronic & metallic segment during the quarter, the dollar amount of minority interest decreased by $127,000 from $125,000 for the corresponding quarter in the prior year.

Net Income - Net income was $1,755,000 for the quarter ended September 30, 2007, a decrease of $1,842,000 or 51.2%, as compared to net income of $3,597,000 for the quarter ended September 30, 2006, and net income as a percentage of net sales decreased from 10.1% to 4.6% for the quarter ended September 30, 2007.

Net income for the plastic segment decreased by 47.0% to $1,686,000 for the quarter ended September 30, 2007 compared to $3,183,000 for the corresponding quarter in 2006. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits offsetting the increase in other non-operating income and the decrease in income tax expenses as described above.

Net income for the electronic & metallic segment decreased by 83.3% to $69,000 for the quarter ended September 30, 2007 compared to $414,000 for the corresponding quarter in 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other non-operating income, together with the increase in income tax expenses offsetting the decrease in minority interest, as described above.


Six Months Ended September 30, 2007 Compared to Six Months Ended September 30,
------------------------------------------------------------------------------
2006
----

Net Sales - The Company's net sales for the six months ended September 30, 2007 were $76,866,000, an increase of $9,462,000 or 14.0% as compared to corresponding period in 2006. The increase was related to increase in sales at our electronic and metallic segment of $11,301,000 offset by the decrease in sales at our plastic segment of $1,839,000. This represented an increase of 31.9% and a decrease of 5.8% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $10,145,000 which was partly due to customers delaying the progress of new model productions, offsetting the increase in orders from other existing customers of $8,306,000, out of which $5,563,000 was related to electronic entertainment products.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

The revenue increase in our electronics and metallic segment was mainly due to the increase in orders from OEM products from existing and new customers of $14,350,000 and $977,000 respectively, of which the increase in order of $9,608,000 and $4,648,000 were related to professional audio equipments and telecommunication equipment respectively. These increases, together with the increase in distribution sales of $709,000; offset the decrease in orders of electronics and metallic products from existing customers of $4,403,000 and $332,000 respectively.

Gross Profit - The gross profit for the six months ended September 30, 2007 was $13,460,000, representing a gross profit margin of 17.5%. This compared with the overall gross profit and gross profit margin of $17,311,000 or 25.7% for the six months ended September 30, 2006.

Gross profit in the plastic segment decreased by $2,975,000 to $7,799,000 or 25.9% of net sales, for the six months ended September 30, 2007 compared to $10,774,000 or 33.7% of net sales, for the six months ended September 30, 2006. This was mainly attributed to the combined effect of change in customer and product mix and increased plastic resin cost during the period as compared with last year, an increased labor rate of 15.9% and increased overhead cost of 3.1% of net sales as compared with year-ago six months period, and an approximately 5.8% appreciation in Chinese renminbi currency in the six months ended September 30, 2007 where most of our direct overhead is denominated, as compared with the last year.

Gross profit in the electronic & metallic segment decreased by $876,000 to $5,661,000 or 12.1% of net sales, for the six months ended September 30, 2007 compared to $6,537,000 or 18.4% of net sales, for the same period last year. This was mainly attributed to a combined effect of the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an increase labor rate of 30.2%, the increased in value added tax cost as a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 5.8% appreciation in Chinese renminbi currency in the six months ended September 30, 2007 where most of our direct overheads and increased local material sourcing are denominated, as compared with last year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2007 were $9,110,000, amounting to 11.9% of total net sales, as compared to $9,558,000 or 14.2% of total net sales for the six months ended September 30, 2006. There was a decrease in selling, general and administrative expenses of $448,000 or 4.7% over the corresponding period.

The SG&A expenses in the plastic segment decreased by $484,000 or 9.1% to $4,863,000 or 16.2% of net sales, for the six months ended September 30, 2007 compared to $5,347,000 or 16.7% of net sales, for the corresponding period in 2006. The decrease was primarily related to a stock based compensation cost of $820,000 in prior year period, the decrease in director remuneration of $321,000 offsetting increase in staff cost of $298,000, depreciation expense of $107,000 and selling expenses of $76,000 during the six months ended September 30, 2007 as compared with prior year.

The SG&A expenses in the electronic & metallic segment increased by $36,000 or 0.9% to $4,247,000 or 9.1% of net sales, for the six months ended September 30, 2007 compared to $4,211,000 or 11.9% of net sales for corresponding period in 2006. The increase was primarily related to the increase in management and staff cost of $136,000 as a result of increase in staff rate of 20.6% during the six months ended September 30, 2007. This offset the decrease in selling and logistic expenses of $31,000 and $58,000 for electronic & metallic sales and distribution business respectively; and the decrease in depreciation expenses of $25,000 as compared with prior year.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Other operating income - Other operating income were $635,000 for the six months ended September 30, 2007, an increase of $549,000 as compared with last year.

On a segment basis, other operating income attributable to the plastic segment for the six months ended September 30, 2007 was $965,000, an increase of $809,000 as compared with corresponding period in the prior year. The increase was mainly attributable to an exchange transaction adjustment of $780,000 relating to a subsidiary having non-United States dollar functional currencies, an increase in other exchange gain of $145,000 and a write back of allowance for doubtful receivables of $54,000, offsetting an increase in loss on disposal of fixed assets of $169,000.

Other operating expenses attributable to the electronic & metallic segment for the six months ended September 30, 2007 was $330,000, an increase of $260,000 as compared with corresponding period in the prior year. This increase was mainly attributable to impairment in goodwill relating to the metallic division of $318,000 and the increase in exchange loss of $57,000 offsetting a decrease in allowance for doubtful receivable of $42,000 and an increase in scrap sale income of $41,000 as compared with prior year.

Operating income - Operating income was $4,985,000 for the six months ended September 30, 2007, a decrease of $2,854,000 or 36.4% as compared with the corresponding period in the prior year.

On a segment basis, the operating income of plastic segment decreased $1,682,000 to $3,901,000 or 13.0% of net sales, in the six months ended September 30, 2007 compared to $5,583,000 or 17.5% of net sales in corresponding period in 2006. The decrease in operating income was attributable to the decrease in gross profit offsetting the decrease in SG&A expenses and increase in other operating income as described above.

The operating income of electronic & metallic segment decreased $1,172,000 to $1,084,000 or 2.3% of net sales, in the six months ended September 30, 2007 compared to $2,256,000 or 6.4% of net sales in the corresponding period in 2006. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses and increase in other operating expenses as described above.

Non-operating income - Non-operating income increased by $138,000 to $382,000 for the six months ended September 30, 2007 as compared with the corresponding period in prior year. This is mainly attributed to the increase in interest income of $32,000 and an unrealized gain on securities revaluation of $136,000 during the six months ended September 30, 2007 offsetting the decrease in rental income of $27,000 as compared with prior year.

Whereas the income tax expenses for the electronic & metallic segment increased $56,000 to $6,000 for the quarter ended September 30, 2007, respectively.

Income Taxes - Income taxes expenses for the six months ended September 30, 2007 was $273,000, a decrease of $272,000 as compared with the corresponding period in the prior year. On a segment basis, the income taxes of plastic segment decreased $397,000 to $116,000 for the six months ended September 30, 2007. The decrease was mainly attributed to the additional tax provision made in the corresponding period in prior year for a subsidiary upon its assessment of completion of its two years tax exemption for the calendar years ended December 1, 2004 and 2005. The income tax expenses for the electronic & metallic segment increased $125,000 to $157,000 for the six months ended September 30, 2007.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Minority Interest - There was no minority interests as of September 30, 2007 whereas the minority interest for the five months ended August 31, 2007 and six months ended September 30, 2006 represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%. As a result of the decrease in minority interest in Deswell's electronic & metallic segment during the six months period, the dollar amount of minority interest decreased by $310,000 from $538,000 for the corresponding period in prior year.

Net Income - Net income was $4,866,000 for the six months ended September 30, 2007, a decrease of $2,134,000 or 30.5%, as compared to net income of $7,000,000 for the six months ended September 30, 2006, and net income as a percentage of net sales was decreased from 10.4% to 6.3% for the six months ended September 30, 2007.

Net income for the plastic segment decreased by 23.2% to $4,049,000 for the six months ended September 30, 2007 compared to $5,272,000 for the corresponding period in 2006. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profit offsetting the increase in non-operating income and decrease in income tax as described above.

Net income for the electronic & metallic segment decreased to $817,000 for the six months ended September 30, 2007 compared to $1,728,000 for the corresponding period in 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and increase in income tax offsetting the increase in other income and the decrease in minority interest as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2007, the Company had a working capital surplus of $57,472,000 and cash and cash equivalent of $16,512,000. This compares with a working capital surplus of $58,672,000 and cash and cash equivalent of $24,549,000 at March 31, 2007. The decrease in cash and cash equivalent of $8,037,000 was mainly attributed to the capital investment of $3,896,000, acquisition of minority interest in a subsidiary $414,000, dividend distribution of $5,259,000 and effect on exchange rate changes of $964,000 offsetting the net cash generated from its operating activities of $1,377,000, exercise of stock options by directors and officers of $991,000 and proceeds from disposal of property, plant and equipment of $128,000 and during the six months ended September 30, 2007.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at September 30, 2007.

As of September 30, 2007, the Company had no general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

                                     - end -

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               For and on behalf of
                               Deswell Industries, Inc. by

                               /s/ Frank Tse
                               ----------------
                               Frank Tse
                               Chief Executive Officer


Date: November 20, 2007